SEC COMMENT RESPONSE

INTERNATIONAL POWER GROUP, LTD

#30. The issuance of the 2,281,040 shares of the stock of International Power, Inc. in exchange for the assets of TMES was not recorded on the books of the Company. The assets of TMES had no value and there was no public market for the stock of International Power, Inc. In addition, the 2,281,040 of International Power, Inc. were redeemed and cancelled by shareholders of the Company in exchange for a portion of the shares of the Company which they had received in connection with the reverse merger between the Company and International Power, Inc.

#31. The caption on the balance sheet "Waste disposal permit" has been corrected. This $2,000 amount is simply a deposit and has no relation to a waste disposal permit.

#32. We have added a paragraph to note 11.

#33. We are providing a schedule of daily prices of our stock, as requested. Please note that the 150,000,000 shares issued in the reverse merger, and the 100,000,000 shares issued for services, occurred before there was any public market for the stock. Since the assets acquired in the reverse merger had no value, we placed a value on the stock equal to its par value ($1,500). The shares issued for services were valued at the value of the services received ($10,000).

Presented below is a schedule of shares sold in private placement transaction with third parties.

Number Private Publicly

Of Placement Traded

Date of Transaction Shares Price

11/15/2004 300,000 56.025 N/A

11/16/2004 200,000 .025 N/A

11/19/2004 400,000 .025 N/A

11/29/2004 80,000 .025 .06(A)

12/24/2004 400,000 .025 .06(A)

12/27/2004 400,000 .025 .06(A)

12/30/2004 200,000 .025 .06(A)

1,980,000

N/A -- Price not available.

(A) -- Price on trade date closest to transaction.

(B)

34. We have considered FAS #133 and the cited sections within EITF 00-19. We concur that these warrants quali~ as imbedded derivatives but do equate that with marking to market at the balance sheet date.

We have applied a Black Scholes approach to valuing the warrants on the basis of that approach we have allocated $3,800 to the warrants on the balance sheet.

36. The requested disclosure is presented in note 2 of the June 30, 2005 financial statement.